John Hancock Funds III
601 Congress Street
Boston, Massachusetts 02210

November 16, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	John Hancock Funds III (the “Trust”)—Request for Withdrawal of Post-Effective Amendments
Nos. 69, 70, 71, 72, 73, 75, 77, 78, 79 and 80 to the Trust’s Registration Statement filed on
Form N-1A under the Securities Act of 1933, as amended (File Nos. 333-125838 and 811-21777)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests withdrawal of the following Post-Effective Amendments under the 1933 Act (the “Amendments”) to the Trust’s Registration Statement filed on Form N-1A relating to Class T shares of John Hancock Disciplined Value Fund, a series of the Trust (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
69	February 10, 2017	0001133228-17-000705
70	March 10, 2017	0001133228-17-001299
71	April 7, 2017	0001133228-17-001979
72	May 5, 2017	0001133228-17-003319
73	June 2, 2017	0001133228-17-003799
75	June 28, 2017	0001133228-17-004193
77	July 27, 2017	0001133228-17-004662
78	August 25, 2017	0001133228-17-005259
79	September 22, 2017	0001133228-17-005720
80	October 20, 2017	0001133228-17-006157

The series and class identifiers for the Fund and its Class T shares are as follows:

Series Identifier: S000023715

Class T Identifier: C000178774

The Trust is making this application for withdrawal of the Amendments because it has determined not to proceed with the registration of Class T shares of the Fund. No securities have been issued or sold in connection with the Amendments. This filing relates solely to Class T shares of the Fund.  No information contained herein is intended to amend, supersede, or affect any other filings relating to any other classes of the Fund.

If you have any questions, please feel free to contact me at (617) 572-0420.

Sincerely,

/s/ Harsha Pulluru
Harsha Pulluru
Assistant Secretary of the Trust